EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in Millions, Except Ratios)

	Three months ended March 31,	Years ended December 31,
	2008	2007	2006	2005	2004	2003

Earnings (loss) (1)
(Loss) income from continuing operations before income taxes	$(88.2)	$235.7	$(5.0)	$(186.6)	$(267.0)	$(372.8)

Fixed charges (1)
Interest expense and other charges	$57.7	$236.7	$218.7	$181.9	$172.0	$206.6
Interest factor of net operating rents (2)	45.5	185.6	185.1	183.9	190.0	192.7

Total fixed charges	$103.2	$422.3	$403.8	$365.8	$362.0	$399.3

Earnings, as adjusted	$15.0	$658.0	$398.8	$179.2	$95.0	$26.5

Ratio of earnings to fixed charges (3)	N/A	1.6	N/A	N/A	N/A	N/A

(1)

Earnings (loss) consist of (loss) income from continuing operations before income taxes, income (loss) applicable to minority interests and equity in net income of unconsolidated affiliates. Fixed charges consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

(2)	We have calculated the interest factor of net operating rent as one third of our operating rent, as this represents a reasonable approximation of the interest factor.

(3)

We had a less than 1:1 ratio of earnings to fixed charges due to our loss in the three months ended March 31, 2008 and years ended December 31, 2006, 2005, 2004 and 2003. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $88.2, $5.0, $186.6, $267.0 and $372.8 in the three months ended March 31, 2008 and the years ended December 31, 2006, 2005, 2004 and 2003, respectively.